SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                           Salix Pharmaceuticals, Ltd.
     ----------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
     ----------------------------------------------------------------------
                         (Title of Class of Securities)



                                   794906 3 05
     ----------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

------------------------

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 794906 3 05

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person  (Entities Only)

         Lorin K. Johnson
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

                                                                       (a) ____
            Not Applicable                                             (b) ____

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

            United States
--------------------------------------------------------------------------------

                           5.       Sole Voting Power

Number of                           103,000
Shares                     -----------------------------------------------------
Beneficially               6.       Shared Voting Power
Owned By
Each Reporting                      778,361
Person with                -----------------------------------------------------
                           7.       Sole Dispositive Power

                                    103,000
                           -----------------------------------------------------
                           8.       Shared Dispositive Power

                                    778,361
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each
         Reporting Person

                                    881,361

--------------------------------------------------------------------------------
CUSIP No. 794906 3 05

                               Page 2 of 7 Pages

10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares
                                  [ ]

--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)

                  6.50%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         IN
--------------------------------------------------------------------------------


                               Page 3 of 7 Pages

Item 1(a)    Name of Issuer

             Salix Pharmaceuticals, Ltd

Item 1(b)    Address of Issuer's Principal Executive Offices

             3801 Wake Forest Road, Suite 205, Raleigh, North Carolina  27609

Item 2(a)    Name of Person Filing

             Lorin K. Johnson

Item 2(b)    Address of Principal Business Office, or, if None, Residence

             3600 West Bayshore Road, Suite 205, Palo Alto, California  94303

Item 2(c)    Citizenship

             United States


Item 2(d)    Title of Class of Securities

             Common Stock


Item 2(e)    CUSIP Number

             794906 3 05

Item 3.            If this Statement is filed pursuant to ss.240.13d-1(b)
             or ss.240.13d-2(b) or (c), check whether the person filing is a:

             (a)   [ ]  Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o).
             (b)   [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).
             (c)   [ ]  Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).
             (d)   [ ]  Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).
             (e)   [ ]  An investment advisor in accordance with ss.240.13d-
                        1(b)(1)(ii)(E);
             (f)   [ ]  An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);
             (g)   [ ]  A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

                               Page 4 of 7 Pages

             (h)   [ ]  A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);
             (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
             (j)   [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                   [X]  NOT APPLICABLE

Item 4.            Ownership

             (a)   Amount beneficially owned:

                   At December 31, 2000 Mr. Johnson beneficially owned an aggregate of 881,361 shares of the Issuer's common stock which includes: (i) 740,501 shares held by L. and L. Dantzker/Johnson Revocable Trust with respect to which Mr. Johnson is the co-trustee and a beneficiary; and (ii) 37,860 shares held by Johnson Grandchildren's Trust with respect to which Mr. Johnson's wife is the co-trustee. With regard to the 778,361 shares held by the above trusts, Mr. Johnson disclaims beneficial ownership of such shares.

             (b)   Percent of class:

                   6.50%



             (c)   Number of shares as to which such person has:

                     (i)    Sole power to vote or to direct the vote:  103,000
                     (ii)   Shared power to vote or to direct the vote:  778,361
                     (iii) Sole power to dispose or to direct the disposition of: 103,000
                     (iv) Shared power to dispose or to direct the disposition of: 778,361


Item 5.            Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                                              [  ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                   Not Applicable

                               Page 5 of 7 Pages

Item 7.            Identification and Classification of the Subsidiary Which
           Acquired the Security Being Reported on By the Parent Holding Company

                   Not Applicable

Item 8.            Identification and Classification of Members of the Group

                   Not Applicable

Item 9.            Notice of Dissolution of Group

                   Not Applicable

Item 10.   Certification

           (a)     Not Applicable

           (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 6 of 7 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           February 14, 2001
                                                           ---------------------
                                                                            Date

                                                   /s/ Lorin K. Johnson
                                                   -----------------------------
                                                                Lorin K. Johnson



                               Page 7 of 7 Pages